Royal Bank of Canada	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-163632

Pricing Supplement Dated September 29, 2010 To the Prospectus Dated January 11, 2010, and Prospectus Supplement Dated January 11, 2010	$1,000,000,000 1.125% Senior Notes, Due January 15, 2014 Royal Bank of Canada

We will pay interest on the 1.125% Senior Notes, due January 15, 2014 which we refer to in this pricing supplement as the Notes, semi-annually on January 15 and July 15 of each year.  We will make the first interest payment on January 15, 2011.  The Notes will mature on January 15, 2014.  The Notes will be our unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding.  We will issue the Notes in minimum denominations of $1,000 and integral multiples of $1,000.

We may not redeem the Notes prior to their maturity.  There is no sinking fund for the Notes.  All payments on the Notes are subject to our credit risk.

The CUSIP number for the Notes is 78008KNA7.

The Notes will not be listed on any securities exchange.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page P-3 of this pricing supplement and beginning on page S-1 of the prospectus supplement dated January 11, 2010.

The Notes are unsecured and are not savings accounts or insured deposits of a bank.  The Notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality of Canada or the United States.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public (1)	99.853%	$998,530,000
Underwriting discounts and commissions	0.15%	$1,500,000
Proceeds to Royal Bank of Canada	99.703%	$997,030,000
(1) The price to the public also will include interest accrued on the Notes after October 6, 2010, if any.

We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company (including through its indirect participants Euroclear and Clearstream, Luxembourg) on or about October 6, 2010, against payment in immediately available funds.

Joint Book-Runners
RBC Capital Markets	Barclays Capital

RBC Capital Markets Corporation is our affiliate.  See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

1.125% Senior Notes, Due January 15, 2014 Royal Bank of Canada

TERMS OF THE NOTES

We describe the basic features of the Notes in the sections of the prospectus dated January 11, 2010 called “Description of Debt Securities” and prospectus supplement dated January 11, 2010 called “Description of the Notes We May Offer,” subject to and as modified by the provisions described below.

Issuer:	Royal Bank of Canada

Issue:	Senior Global Medium-Term Notes, Series D

Title of Series:	1.125% Senior Notes, due January 15, 2014

Ranking:	Senior

Aggregate Principal Amount Initially Being Issued:	USD $1,000,000,000

Currency:	U.S. Dollars

Minimum Denominations:	$1,000 and minimum denominations of $1,000 in excess of $1,000

Pricing Date:	September 29, 2010

Issue Date:	October 6, 2010

Maturity Date:	January 15, 2014

CUSIP / ISIN:	78008KNA7 / US78008KNA78

Interest Rate:	1.125%

Interest Payment Dates:
Semi-Annually, on January 15 and July 15 of each year, beginning on January 15, 2011.  If the interest payment date is not a New York or Toronto business day, interest will be paid on the next New York or Toronto business day, without adjustment for period end dates and no interest will be paid in respect of the delay.

Day Count Fraction:	30/360

Record Dates for Interest Payments:	The fifteenth calendar day, whether or not a New York or Toronto business day, immediately preceding the related interest payment date.

Redemption at Our Option:	Not applicable.

Repayment at Option of Holder:	Not applicable.

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 11, 2010).

Terms Incorporated in the Master Note:	All of the terms appearing above the item captioned “Listing” on page P-2 of this pricing supplement.

1.125% Senior Notes, Due January 15, 2014 Royal Bank of Canada

RISK FACTORS

An investment in the Notes involves significant risks.  For additional information as to these risks, please see the risks identified below and in the prospectus supplement dated January 11, 2010.  You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them.  Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes.  Investors are dependent on our ability to pay all amounts due on the Notes on the interest payment dates and at maturity, and, therefore, investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decrease in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the Notes.

The Notes Will Not Be Listed on Any Securities Exchange and Secondary Trading May Be Limited.  The Notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the Notes.  The underwriters may, but are not obligated to, make a market in the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which the underwriters are willing to transact.  If at any time the underwriters were not to make a market in the notes, it is likely that there would be no secondary market for the Notes.  Accordingly, you should be willing to hold your Notes to maturity.

1.125% Senior Notes, Due January 15, 2014 Royal Bank of Canada

ADDITIONAL AMOUNTS

We will pay any amounts to be paid by us on the Notes without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings (“taxes”) now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of Canada or any Canadian political subdivision or authority that has the power to tax, unless the deduction or withholding is required by law or by the interpretation or administration thereof by the relevant governmental authority.  At any time a Canadian taxing jurisdiction requires us to deduct or withhold for or on account of taxes from any payment made under or in respect of the Notes, we will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amounts received by each holder (including Additional Amounts), after such deduction or withholding, shall not be less than the amount the holder would have received had no such deduction or withholding been required.

However, no Additional Amounts will be payable with respect to a payment made to a holder of a Note, which we refer to as an “Excluded Holder”, in respect of a beneficial owner:

(i)	with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

(ii)
which is subject to such taxes by reason of its being connected presently or formerly with Canada or any province or territory thereof otherwise than by reason of the holder’s activity in connection with purchasing the Notes, the holding of Notes or the receipt of payments thereunder;

(iii)
which presents such Note for payment (where presentation is required) more than 30 days after the relevant date (except to the extent that the holder thereof would have been entitled to such Additional Amounts on presenting a Note for payment on the last day of such 30 day period); for this purpose, the “relevant date” in relation to any payments on any note means:

(a)	the due date for payment thereof, or

(b)
if the full amount of the monies payable on such date has not been received by the trustee on or prior  to such due date, the date on which the full amount of such monies has been received and notice to that effect is given to holders of the notes in accordance with the indenture; or

(iv)
who could lawfully avoid (but has not so avoided) such withholding or deduction by complying, or procuring that any third party comply with, any statutory requirements or by making, or procuring that any third party make, a declaration of non-residence or other similar claim for exemption to any relevant tax authority.

For the avoidance of doubt, we will not have any obligation to pay any holders Additional Amounts on any tax which is payable otherwise than by deduction or withholding from payments made under or in respect of the Notes at maturity.

We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.  We will furnish to the trustee, within 30 days after the date the payment of any taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made or other evidence of such payment satisfactory to the trustee.  We will indemnify and hold harmless each holder of Notes (other than an Excluded Holder) and upon written request reimburse each such holder for the amount of (x) any taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Notes, and (y) any taxes levied or imposed and paid by such holder with respect to any reimbursement under (x) above, but excluding any such taxes on such holder’s net income or capital.

1.125% Senior Notes, Due January 15, 2014 Royal Bank of Canada

For additional information, see the section of the prospectus supplement entitled “Certain Income Tax Consequences—Certain Canadian Income Tax Considerations” and the section of the prospectus entitled “Tax Consequences – Canadian Taxation.”

CERTAIN U.S. FEDERAL INCOME TAXATION CONSIDERATIONS

The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes.  This summary supplements the section “Tax Consequences—United States Taxation” in the accompanying prospectus and is subject to the limitations and exceptions set forth therein. This section applies to you only if you hold your Notes as capital assets for tax purposes and you are an initial purchaser of the Notes.  This section does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the accompanying prospectus.

Recently Enacted Legislation.  Under recently enacted legislation, individuals that own “specified foreign financial assets”  with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns.  “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions (such as the Notes), as well as any of the following, but only if they are not held in accounts maintained by financial institutions:  (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.  Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Pursuant to recently enacted legislation, payments on the Notes made to corporate U.S. Holders after December 31, 2011 may also be subject to information reporting and backup withholding.

For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances).  A holder’s net investment income will generally include its gross interest income and its net gains from the sale or maturity of the Notes, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of this tax to your income and gains in respect of your investment in the Notes.

1.125% Senior Notes, Due January 15, 2014 Royal Bank of Canada

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICT OF INTERESTS)

On September 29, 2010, we entered into a terms agreement with the underwriters pursuant to the Distribution Agreement, dated January 11, 2010, among us and the agents party thereto for the purchase and sale of the Notes.  We have agreed to sell to each of the underwriters, and each of the underwriters have agreed to purchase from us, the principal amount of the Notes shown opposite its name at the public offering price set forth above.

Name	Principal Amount of Notes
RBC Capital Markets Corporation	$450,000,000
Barclays Capital Inc	$450,000,000
ANZ Securities, Inc	$10,000,000
BNP Paribas Securities Corp.	$10,000,000
Citigroup Global Markets Inc.	$10,000,000
Credit Suisse Securities (USA) LLC	$10,000,000
Goldman, Sachs & Co.	$10,000,000
HSBC Securities (USA) Inc.	$10,000,000
J.P. Morgan Securities LLC	$10,000,000
nabSecurities, LLC	$10,000,000
UBS Securities LLC	$10,000,000
Wells Fargo Securities, LLC	$10,000,000
Total	$1,000,000,000

The underwriters may sell the Notes to certain dealers at the public offering price, less a concession which will not exceed 0.10% of their principal amount.  The underwriters and those dealers may resell the Notes to other dealers at a reallowance discount which will not exceed 0.05% of their principal amount.  After the initial offering of the Notes, the concession and reallowance discounts on the Notes may change.

We estimate that the total offering expenses for the Notes, excluding underwriting discounts and commissions, will be approximately $500,000.

We expect that delivery of the Notes will be made against payment for the Notes on or about October 6, 2010, which is the fifth (5th) business day following the pricing date (this settlement cycle being referred to as “T+5”).  Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes on the pricing date or the next succeeding business day will be required, by virtue of the fact that the notes will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.  Such purchasers should also consult their own advisors in this regard.  See “Supplemental Plan of Distribution” in the prospectus supplement dated January 11, 2010.

Conflicts of Interest

RBC Capital Markets Corporation is our affiliate.  The underwriters are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)). Accordingly, the offering of the Notes will conform to the requirements of NASD Rule 2720.  RBC Capital Markets Corporation is not permitted to sell the Notes to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.  Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

1.125% Senior Notes, Due January 15, 2014 Royal Bank of Canada

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer.  The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area.  In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of the Notes to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the Notes to the public in that Relevant Member State:

(a) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last (or in the case of Sweden, last two) financial year(s); (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last (or in the case of Sweden, last two) annual or consolidated accounts;

(c) at any time to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant underwriter; or

(d) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes referred to in (a) to (d) above shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom.  Each underwriter has represented and agreed that:

(a) in relation to any notes which have a maturity of less than one year and where the issue of the notes would otherwise constitute a contravention of section 19 of the Financial Services and Markets Act of 2000 (the “FSMA”) by us, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing, or disposing of investments (as principal or as agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any of the notes other than to persons whose ordinary activities involve them in acquiring, holding, managing, or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage, or dispose of investments (as principal or as agent) for the purposes of their businesses;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to us; and

1.125% Senior Notes, Due January 15, 2014 Royal Bank of Canada

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any of the notes in, from, or otherwise involving the United Kingdom.

Hong Kong.  Each underwriter has represented and agreed that:

(a) it has not offered or sold and will not offer or sell in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), by means of any document, any Notes other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO; and

(b) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation, or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the notes that are or are intended to be disposed of (i) only to persons outside Hong Kong or (ii) only to “professional investors” as defined in the SFO and any rules made under the SFO.

Singapore.  This pricing supplement and the accompanying prospectus and prospectus supplement have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement and the accompanying prospectus and prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (a) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (b) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, then shares, debentures, and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 except:

(1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures, and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2) where no consideration is or will be given for the transfer; or

(3) where the transfer is by operation of law.

VALIDITY OF NOTES

The validity of the Notes will be passed upon for us by Ogilvy Renault LLP, Toronto, Ontario, as to matters of Canadian law and applicable matters of Ontario law, and by Sullivan & Cromwell LLP, New York, New York, as to matters of New York law.  Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP.